EXHIBIT 3.81
Section 1
Company and Registered Office
(1)	The name of the Company is:
SIG Combibloc GmbH
(2)	The Company has its registered office in Linnich.
Section 2
Purpose of the Business
(1)	The purpose of the business is to produce, buy, sell, process and refine paper, carton, card, plastic and similar products, particularly the production of containers made of paper, board and plastic and coated papers as well as the purchase and sale of equipment, machinery and apparatus of all kinds, particularly filling and sealing equipment. The Company is authorised to perform all activities that directly or indirectly serve or promote this purpose.
(2)	The Company is permitted to acquire and pursue similar lines of business and new lines of business of a related nature, to invest in companies of the same or a similar nature or to acquire or take over such companies by way of lease, to relocate them, to establish branch offices and subsidiary businesses and to enter communities of interest.
(3)	The Company is also authorised to lease its operations in full or in part including its goodwill, particularly its customer base and its supplier relationships, to affiliated companies.
Section 3
Share Capital
(1)	The share capital of the Company amounts to
€30,700,000.00
(in words: thirty million, seven hundred thousand euro).
(2)	The following companies hold investments in the Company:
a)	SIG Combibloc Beteiligungs-GmbH in Linnich
with a capital contribution of €500.00

b)	SIG Combibloc Holding GmbH in Waldshut-Tiengen
with a capital contribution of €30,392,500.00

c)	SIG Euro Holding AG & Co. KGaA in Waldshut-Tiengen
with a capital contribution of €307,000.00

Share capital €30,700,000.00
(3)	The capital contributions are paid up in their full amount in that the shareholders have transformed the limited partnership existing between them under the company named SIG Combibloc Vermögensverwaltungs-GmbH & Co. KG in Linnich (AG Düren under Commercial Register A 2312) into this limited liability company, changing its legal form in line with Sections 190 ff of the Umwandlungsgesetz (UmwG — Transformation of Companies Act). The shareholders pay up their contributions by contributing the capital shares they hold in the limited partnership to the company, whose nominal value corresponds to that of the respective capital contribution assumed.
(4)	The bank balance in the private account held for each shareholder for the limited partnership is credited to the shareholders at their respective clearing account with the company.

(5)	The equity in the reserves account (revenue reserves) of the limited partnership at the time of the company’s transformation is transferred to the revenue reserves of the company in accordance with Section 272 (3) of the Handelsgesetzbuch (HGB — German Commercial Code).
Section 4
(deleted without replacement)
Section 5
Withdrawal of Shares, Consolidation of Shares
(1)	The withdrawal of shares or portions thereof is permitted if
1.	approval is obtained from the shareholder concerned,

2.	they are the company’s own shares.
(2)	On the request of a shareholder, several shares in his or her possession may be combined into one share if it is fully paid in. The consolidation shall take place by way of shareholder resolution.
Section 6
Management
(1)	The Company has one or several Managing Directors who are appointed and removed by way of shareholder resolution.

(2)	Entering into, amending and terminating employment contracts with Managing Directors is the responsibility of the shareholders or the Shareholders’ Meeting.

(3)	The Managing Directors must conduct the activities of the Company with care and diligence in accordance with the laws and the Articles of Association. They must comply with instructions issued by way of shareholder resolution.

(4)	If there are several Managing Directors, they must inform each other of all transactions that may be significant to the other Managing Directors. They must also discuss the implementation of all major measures.

(5)	If one of the Managing Directors objects to a measure of another Managing Director, the measure must be halted initially. If there are more than two Managing Directors, a Managing Director may request a majority vote of all majority shareholders calculated by way of headcount. If there are only two Managing Directors or a majority vote among the Managing Directors is not reached, a shareholder resolution shall have the final decision on the implementation of the measure if so requested by a Managing Director. The same shall apply to differences of opinion among the Managing Directors.

(6)	The Managing Directors may also establish rules of procedure by joint agreement and also divide the areas of business among themselves. This does not affect their responsibility for the business operations as a whole. Rules of procedure can be established at any time by way of shareholder resolution and rules of procedure drawn up by the Managing Directors can also be amended.

(7)	All measures beyond the customary business operations of the Company require the approval of the Shareholders’ Meeting, who shall decide by way of shareholder resolution. The measures requiring approval may be defined more precisely by way of shareholder resolution.

(8)	The Managing Directors require the prior approval of the Supervisory Board for the following measures:
a)	Establishing subsidiaries and branches in Germany and abroad, unless these perform solely sales activities.

b)	Acquiring, disposing of or changing the legal form of companies, parts of companies or interests in companies.

c)	Establishing, abandoning or relocating major operations or other comparable changes in the company’s structure.
The shareholders may determine, by way of shareholder resolution, certain other types of transactions for which the Managing Directors require the prior approval of the Supervisory Board. The rights and competencies of the Shareholders’ Meeting, particularly in line with Section 6 (3) sentence 2 and Section 6 (7), are not affected by the above regulations.
Section 7
Representation
(1)	If there is only one Managing Director, he represents the Company alone. If there are several Managing Directors, each represents the Company together with one other Managing Director or a Prokurist (authorised signatory).
(2)	By way of shareholder resolution, all or individual Managing Directors can be granted sole right of representation and be exempted from restrictions of Section 181 of the Bürgerliches Gesetzbuch (BGB — German Civil Code).
Section 8
Shareholder Resolutions
(1)	The shareholders shall decide on all cases specified by law or by the Articles of Association.
(2)	Shareholder resolutions shall be adopted at meetings. A Shareholders’ Meeting is not required if all Managing Directors agree in writing with the resolution to the adopted or with the written vote.
(3)	The Managing Directors shall adopt their resolutions with a simple majority of votes cast, unless mandatory legal provisions determine otherwise.
(4)	Every €100.00 of a share confers one vote.
(5)	Insofar as no notarial certification is prescribed, the resolutions adopted shall be recorded in written form and signed by the shareholders present.
Section 9
Convening the Shareholders’ Meeting
(1)	The Shareholders’ Meeting shall be convened in cases determined by law or the Articles of Association and when the interests of the Company require.
(2)	Convening shall take place by means of written invitation of the shareholders including the meeting agenda from a Managing Director. There must be a period of at least 14 days between the date this letter is sent and the date of the meeting.

Section 10
Financial Year, Annual Financial Statements
(1)	The financial year of the Company shall be the calendar year.

(2)	The Managing Directors must prepare annual financial statements and a management report in line with the statutory requirements.

(3)	The Company’s annual financial statements and the management report must be audited by an auditor. The auditor shall be determined by means of shareholder resolution.

(4)	The Managing Directors shall present the annual financial statements and the management report as well as the audit report of the auditors on the audit carried out in accordance with Paragraph 3 to the shareholders without undue delay.

(5)	The annual financial statements shall be adopted by means of shareholder resolution.

(6)	If the Company is required to prepare consolidated financial statements and a consolidated management report, Paragraphs 2, 3 and 4 apply accordingly.
Section 11
Appropriation of Net Profit
(1)	The Managing Directors shall decide on the appropriation of net profit. Amounts may be transferred to other revenue reserves or carried forward as profit.

(2)	The amount for distribution shall be distributed among the shareholders proportional to their number of shares.
Section 12
Liquidation
In the case of the Company’s dissolution, the liquidation shall be carried out by the Managing Director or directors insofar as other liquidators have not been appointed by way of shareholder resolution.
§13
Notices
If public notices are mandatory, they shall appear only in the electronic version of the German Federal Gazette.
Section 14
Formation Expenses
The Company shall bear the legal, advisory and notary costs associated with its establishment, as well as the publication costs, up to a maximum amount of €50,000.00 (in words: fifty thousand euro).
Section 15
Supervisory Board
(1)	In the event that the Company employees more than 500 employees and a Supervisory Board must be formed as per Section 1 of the Drittelbeteiligungsgesetz (One-Third Participation Act), the rights and duties of the Supervisory Board are determined based on the requirements of the Drittelbeteiligungsgesetz, the applicable requirements of the Aktiengesetz (Stock Corporation Act) in accordance with these and the following provisions (Sections 15 to 19):

(2)	The Supervisory Board consists of six members. Four of these members are appointed by shareholder resolution with a simple majority and the remaining two members are selected by the employees in accordance with the provisions of the Drittelbeteiligungsgesetz.
(3)	The Supervisory Board members’ term of office lasts until the end of the Shareholders’ Meeting which decides on the approval of their actions for the fourth financial year after the beginning of their term of office. The financial year in which their term of office begins is not included here. A shorter term of office can be determined by way of shareholder resolution when electing the members of the Supervisory Board.
(4)	Additional elections for Supervisory Board members having left office early are held for the remaining term of office of the member who has left office.
(5)	Supervisory Board members who are elected by shareholder resolution can be removed from office early without good cause by way of shareholder resolution with a three-quarters majority of votes cast.
(6)	Each member of the Supervisory Board can resign from office, including without good cause, by giving written notice to the Company at least four weeks in advance.
Section 16
Chairperson and Deputy Chairperson of the Supervisory Board
(1)	The Supervisory Board elects a Chairperson and Deputy Chairperson from among its members for the duration of their term of office.
(2)	If the Chairperson or Deputy Chairperson leaves office early, the Supervisory Board must immediately elect a new Chairperson or Deputy Chairperson for the remaining term of office of the one who left office.
Section 17
Convening, Adoption of Resolutions and Declarations of Intent by the Supervisory Board
(1)	The meetings of the Supervisory Board are convened by the Chairperson in writing, by telefax or by e-mail at least two weeks in advance. The date of the invitation’s dispatch and the date of the meeting shall not be included when calculating the aforementioned deadline term. The individual items on the agenda are to be stated in the invitation. In urgent cases, the Chairperson can shorten the notice period and can also convene the meeting verbally or by telephone.
(2)	As a rule, resolutions by the Supervisory Board shall be passed in meetings. The meetings are chaired by the Chairperson of the Supervisory Board, who also determines the sequence in which items on the agenda shall be addressed as well as the manner of voting.
(3)	Outside meetings, resolutions can be adopted by a casting of votes in writing, by telephone, by electronic means or by telegraph, provided they are instructed by the Chairperson of the Supervisory Board and no member objects to this procedure.
(4)	The Supervisory Board constitutes a quorum when at least four members take part in the resolution process. Resolutions shall be adopted by a simple majority of the votes cast, unless otherwise stipulated in these Articles of Association or by law. Abstentions shall not be included when determining the result of a vote. In the event of a tied ballot, the Chairperson’s vote — or that of the Deputy Chairperson, if the former does not take part in the resolution process — shall be decisive.
(5)	Declarations of intent issued by the Supervisory Board and its committees are made on behalf of the Supervisory Board by the Chairperson, or, in case of his absence, by the Deputy Chairperson.

(6)	Minutes of meetings and resolutions of the Supervisory Board shall be prepared. These must be signed by the Chairperson of the Supervisory Board and must include the motions put forward and the resolutions adopted at a minimum.
Section 18
Rules of Procedure, Committees
(1)	The Supervisory Board may establish rules of procedure for itself.
(2)	The Supervisory Board may form committees from among its members and determine their rights and duties and their procedures. Where permitted by law, decision-making authorisations of the Supervisory Board may also be delegated to the committees.
Section 19
Remuneration of Members of the Supervisory Board
(1)	Each member of the Supervisory Board has a claim to reimbursement of expenses which he or she can consider necessary according to the circumstances. Expenses can be reimbursed on a global basis by the Shareholders’ Meeting in the form of attendance fees.
(2)	Remuneration can be granted to the members of the Supervisory Board by way of shareholder resolution. There is no claim to this. The Company shall reimburse each Supervisory Board member for the value added tax charged on his or her remuneration.